SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

THOMPSON CREEK METALS COMPANY INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.50% TANGIBLE EQUITY UNITS

(Title of Class of Securities)

884768 300

(CUSIP Number of Class of Securities)

CA8847683007

(ISIN of Class of Securities)

Wendy Cassity, Esq.
Vice President, General Counsel and Secretary
26 West Dry Creek Circle, Suite 810
Littleton, Colorado 80120
(303) 761-8801

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Andrew L. Fabens
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2014, as amended by Amendment No. 1 thereto filed with the SEC on May 21, 2014 and Amendment No. 2 thereto filed with the SEC on May 23, 2014 (the “Schedule TO”) by Thompson Creek Metals Company Inc., a corporation organized as a corporation under the laws of Ontario, Canada and continued under the laws of British Columbia, Canada (the “Company”), in relation to its offer to exchange (the “Exchange Offer”) a number of shares of its common stock for each validly tendered and accepted unit of the Company’s outstanding 6.50% Tangible Equity Units (the “TMEDS”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 21, 2014 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

The Schedule TO was filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, and this Amendment No. 3 to Schedule TO is being filed to (i) amend certain pricing terms of the Exchange Offer and the extend the expiration date of the Exchange Offer, and (ii) include a press release distributed on June 11, 2014, announcing such amendment and extension.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal attached as Annex A thereto, and Notice of Guaranteed Delivery attached as Annex B thereto, is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.   Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange is amended to reflect a new Exchange Ratio (as defined below) and averaging period.  Under the new pricing terms, subject to the terms and conditions of the Exchange Offer, each holder of TMEDS may tender all or a portion of such holder’s TMEDS in exchange for (i) 5.3879 shares of common stock plus (ii) a number of shares of common stock equal to $1.25 divided by the Weighted Average Price (as defined in the Offer to Exchange), subject to a maximum of 5.8879 shares of common stock and a minimum of 5.7004 shares of common stock per unit of TMEDS validly tendered and accepted for exchange (the “Exchange Ratio”).  The Exchange Ratio will be rounded to the nearest fourth decimal place.  Fractional shares will not be issued in the Exchange Offer and holders will receive the cash value of any fractional shares due to them, which cash value shall be calculated by multiplying the fractional shares to be received by the Weighted Average Price of our common stock.  The new averaging period over which the Weighted Average Price will be determined will begin on June 16, 2014 and end on June 20, 2014, the pricing date.

The Offer to Exchange is further amended to extend the expiration date to 11:59 p.m., New York City time, on June 24, 2014, unless further extended or earlier terminated by the Company.  The Exchange Offer was previously scheduled to expire at 11:59 p.m., New York City time, on June 18, 2014.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by adding the following:

(a)(4)  News Release, dated June 11, 2014, announcing the amendment of certain pricing terms, the extension of the expiration date of Thompson Creek’s Offer to Exchange its 6.50% Tangible Equity Units and Thompson Creek’s intention to delist such 6.50% Tangible Equity Units from the New York Stock Exchange

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2014

THOMPSON CREEK METALS COMPANY INC.

By:	/s/ Pamela L. Saxton
	Name:	Pamela L. Saxton
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)**	Revised Offer to Exchange, dated May 21, 2014, and related Letter of Transmittal and Notice of Guaranteed Delivery.

(a)(2)*	News Release, dated May 21, 2014.

(a)(3)***	News Release, dated May 23, 2014, announcing clarification to its Offer to Exchange its 6.50% Tangible Equity Units

(a)(4)****

News Release, dated June 11, 2014, announcing the amendment of certain pricing terms, the extension of the expiration date of Thompson Creek’s Offer to Exchange its 6.50% Tangible Equity Units and Thompson Creek’s intention to delist such 6.50% Tangible Equity Units from the New York Stock Exchange

(b)	Not applicable.

(d)(1)†

Purchase Contract Agreement, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.5 to Form 8-K filed on May 11, 2012).

(d)(2)†	Indenture, dated May 11, 2012, between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 11, 2012).

(d)(3)†

Third Supplemental Indenture, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.4 to Form 8-K filed on May 11, 2012).

(g)	Not applicable.

(h)	Not applicable.

**** Filed herewith.

***   Previously filed as an exhibit to Amendment No. 2 to the Schedule TO, filed on May 23, 2014.

**     Previously filed as an exhibit to Amendment No. 1 to the Schedule TO, filed May 21, 2014.

*       Previously filed as an exhibit to the Schedule TO, filed May 21, 2014.

†       Incorporated by reference as indicated.